Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen New Jersey Dividend Advantage Municipal Fund
811-09455



The Board of the above referenced Fund approved changes to the Funds investment policies regarding AMT securities. The
Fund added an AMT policy that the Fund will invest no more than 20% in AMT-eligible municipal securities.